FIRST AMENDMENT TO PROPERTY MANAGEMENT AGREEMENT

THIS FIRST AMENDMENT TO PROPERTY MANAGEMENT AGREEMENT (this "Amendment") is made and entered into effective as of the 1st day of January, 2023, by and between FREEDOM LUBBOCK, LLC, a Delaware limited liability company ("Owner") and NEXVEST REALTY ADVISORS, LLC, a Delaware limited liability company ("Agent").

WHEREAS, Owner and Nexbank Securities, Inc., a Delaware corporation d/b/a Nexbank Realty Advisors ("Original Agent") executed that certain Management Agreement with an effective date of January 1, 2014 (the "Property Management Agreement"), relating to the retail shopping center located at 5916 W. Loop 289, Lubbock, Texas (the "Property"), as more specifically described in the Property Management Agreement;

WHEREAS, pursuant to that certain Amendment and Assumption of Property Management Agreement dated as of January 1, 2020, Original Agent assigned its obligations under the Property Management Agreement to Agent and Agent assumed the obligations of Original Agent under the Property Management Agreement and Owner consented to such assignment and assumption (the Property Management Agreement, as assigned, the "Management Agreement"); and

WHEREAS, Owner and Agent desire to amend the Management Agreement as provided below.

NOW THEREFORE, the parties hereto, for and in consideration of the mutual covenants and agreement hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby agree as follows:

1.   Management Agreement. The reference to "(Best Buy – Lubbock)" under the title Management Agreement on page 1 of the Property Management Agreement is hereby deleted in its entirety.

2.   Management Fees. The provision for Management Fees set forth in Schedule A to the Property Management Agreement is hereby amended in its entirety to read as follows:

"MANAGEMENT FEES

Agent shall receive a management fee equal to One Thousand Two Hundred and no/100 Dollars ($1,200.00) per each calendar month."

3.   Ratification; Governing Law. Owner and Agent hereby ratify the terms of the Management Agreement and acknowledge that, except as herein modified, the Management Agreement is in full force and effect. If any inconsistency exists or arises between the terms of the Management Agreement and the terms of this Amendment, the terms of this Amendment shall control. This Amendment shall be governed by the laws of the state in which the Property is located.

4.   Severability. In case any one or more of the provisions contained in this Amendment shall be held to be invalid, illegal or unenforceable in any respect, such validity, illegality or unenforceability shall not affect any other provisions hereof, and this Amendment shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

5.   Counterparts; Delivery. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of such counterparts taken together shall constitute one and the same instrument. To facilitate execution of this Amendment, the parties hereto may execute and exchange, by electronic mail PDF, counterparts of the signature pages. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

6.   Successors and Assigns. This Amendment and the terms and provisions hereof shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns whenever the context so requires or permits.

7.   Entire Agreement. This Amendment and the Management Agreement contain all of the agreements of the parties with respect to the subject matter of this Amendment, and no prior agreement, understanding or representation pertaining to any such matter shall be effective for any purpose. No provision of this Amendment may be amended or modified except by an agreement in writing signed by the parties hereto or their respective successors in interest.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date and year first above written.

OWNER:

FREEDOM LUBBOCK, LLC, a Delaware limited liability company

By:  _____

Name: _____

Title: _____

AGENT:

NEXVEST REALTY ADVISORS, LLC, a Delaware limited liability company

By: _____

Name: D S BREAULT _____

Title: Managing Director _____